

October 31, 2011

Via E-Mail
Billy M. Dodson
President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

> **Re: Ministry Partners Investment Company, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 20, 2011**
> **File No. 333-175144**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 333-04028-LA**

Dear Mr. Dodson:

We have reviewed your filings and response letter dated October 20, 2011 and have the following comments.

Calculation of Registration Fee Table

1.   We refer to prior comment 1. Please revise your registration statement, including the cover page, to clarify that the company is allocating the total registration of $75 million of Class A Notes among the series depending upon investor demand and that the total amount of Class A Notes sold will not exceed $75 million.

Prospectus Summary

The Offering, page 8

2.   We note your response to prior comment 2 that the only material difference in the structure of the two offerings is that the currently effective registration statement is for a self-underwritten offering and that prior to effectiveness the company will either file an amendment to its currently effective registration statement to withdraw registration of the Notes remaining unsold thereunder, or amend the registration statement to incorporate offerings under two registration statements in a single prospectus. Please note that if you combine the two registration statements pursuant to Rule 429, the disclosures will require substantial changes resulting from the increased offering amount, underwriter compensation and other related areas.

Plan of Distribution, page 12

3.   Noting the spread in commissions from .0375% to 2.5%, and the potential conflict of interest in that your affiliate will be selling part of the notes, revise to disclose more details here or elsewhere that tells the investors which notes have what commissions or explain the factors that determine the commission percentage.

Risk Factors

To the Extent We Sell Our Secured Notes …, page 13

4.   We refer to your response to prior comment 3, and reissue that comment. While we note your statement that the risk factor on page 13 has been revised to state that you will sell up to $12 million of the secured notes over the next 12 months, we are unable to locate this disclosure. Please advise or revise your filing. In addition, please ensure that your amended filing includes in the subheading for this risk factor the approximate amount of senior secured notes you propose to offer within the next twelve months. Also disclose whether or not such sales will be made to any affiliates or other related parties.

5.   Revise the risk factor on page 17 regarding leverage to disclose the company's leverage at the latest practicable date and the estimated leverage assuming the maximum sale of the notes.

6.   With regard to the reinvestment risk factor on page 23, supplementally advise us as to whether or not you consider rollovers in determining the amount available to sell under your current registration statement. Of the $200 million registered in June 2010, at September 30, 2011 what aggregate amount of new notes have you sold and what aggregate amount of those notes have been reinvested through September 30, 2011?

Our Lending Activities

Our Monitoring of Our Loan Portfolio Performance

Delinquent Loans, page 51

7.   We note your response to prior comment 4, but are unable to locate the added disclosure summarizing your loan restructuring policies that you reference in your response. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition - Comparison of Financial Condition at June 30, 2011 and December 31, 2010

Allowance for Loan Losses, page 88

8.   You disclose that for loans that require a specific reserve, you first determine the value at risk on the investment, defined as the unpaid principal balance less the collateral value and estimated costs associated with selling a foreclosed property. You then make an estimate of the likelihood of loss and apply that to the value at risk in order to determine the specific reserve. For loans that are collateral dependent, the entirety of the value at risk is reserved.

        a.   Please clarify for us why you use the fair value of collateral to measure impairment for non-collateral dependent loans and tell us how this policy is consistent with ASC 310-10-35. The guidance indicates that you should measure impairment for non-collateral dependent loans based on the present value of expected cash flows for the loan.

        b.   Also explain to us how applying the likelihood of loss to the value at risk is consistent with the guidance in ASC 310-10-35.

9.   You disclose that your reserve for a troubled debt restructured loan is calculated as the difference in the net present value of payment streams between its modified terms as compared to its original terms, discounted at the original interest rate on the loan. The reserve is recorded at the time of the restructure and amortized into interest income over the life the loan as payments are made. Please explain to us why you amortize the reserve into interest income over the life of the loan and how this accounting policy is consistent with the guidance in ASC 310-10-35.

Plan of Distribution, page 94

General

10.   We note that Kendrick Pierce will be acting as the managing broker, but that certain "selected participating brokers," including your wholly-owned broker dealer subsidiary, MP Securities, will be selling the notes. With a view towards disclosure, please tell us which broker is anticipated to sell the most notes should the registration statement be declared effective.

Annual Financial Statements

Note 1. Summary of Significant Accounting Policies – Allowance for Loan Losses, page F-32

11.   We note your response to comment 11 in our letter dated July 20, 2011. Please revise your filing to include the information included in the response, especially the section that states that you historically have not charged a loan off until foreclosure is completed.

12.   We note your response to comment 12 in our letter dated July 20, 2011. Please revise your filing to clearly state that all loans are assessed for impairment.

Note 2. Related Party Transactions, page F-36

13.   We note your response to comment 13 in our letter dated July 20, 2011. Please revise your filing to include the information included in the response.

Part II

Item 16. Exhibits, page 2, part II

14.   We are unable to locate your auditor's consent, but note that you have indicated in a footnote to the exhibit index that it is filed with this registration statement. Please advise. Further, please ensure the revised audit report includes the city and state of the audit firm.

Form 10-Q for the Quarter Ended June 30, 2011

Item 4. Controls and Procedures

Changes in Internal Controls, page 12

15.   You state that there were no significant changes in your internal controls over financial reporting that occurred in the second quarter of 2011 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant period that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your second fiscal quarter of 2011. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437, if you have any questions regarding comments on the financial statements and related matters. If you have additional comments regarding financial matters, you may contact Amit Pande, Accounting Branch Chief, at (202) 551-3423. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney